UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G A/2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.2)

INTEGRATED DRILLING EQUIPMENT HOLDINGS CORP.

(F/K/A EMPEIRIA ACQUISITION CORP.)
_____________________________________________
(Name of Issuer)

Common Stock, $0.0001 par value per share
___________________________
(Title of Class of Securities)

45825L101
___________________________
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45825L101		13G A/2
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD SPECTRUM TRADING LIMITED
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) 
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	626,625
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	626,625
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*626,625
*Includes 626,625 warrants exercisable to acquire 626,625 shares of common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	6.73%
12		TYPE OF REPORTING PERSON	CO

CUSIP NO. 45825L101		13G A/2
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD CATALYST TRADING LIMITED
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) 
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	208,875
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	208,875
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*208,875
*Includes 208,875 warrants exercisable to acquire 208,875 shares of common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	2.35%
12		TYPE OF REPORTING PERSON	CO

CUSIP NO. 45825L101		13G A/2
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD CAPITAL LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) 
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	835,500
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	835,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*835,500
*Includes 835,500 warrants exercisable to acquire 835,500 shares of common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	8.78%
12		TYPE OF REPORTING PERSON	LP

CUSIP NO. 45825L101		13G A/2
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) 
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	835,500
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	835,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*835,500
*Includes 835,500 warrants exercisable to acquire 835,500 shares of common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	8.78%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 45825L101		13G A/2
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	CHARLES E. DAVIDSON
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) 
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	835,500
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	835,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*835,500
*Includes 835,500 warrants exercisable to acquire 835,500 shares of common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	8.78%
12		TYPE OF REPORTING PERSON	IN

CUSIP NO. 45825L101		13G A/2
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	JOSEPH M. JACOBS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) 
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	835,500
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	835,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*835,500
*Includes 835,500 warrants exercisable to acquire 835,500 shares of common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	8.78%
12		TYPE OF REPORTING PERSON	IN

This Amendment No. 2 (this “Amendment”) modifies and supplements the 13G initially filed on June 24, 2011, as amended by Amendment No. 1 filed on February 11, 2013  (the “Statement”), with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of Integrated Drilling Equipment Holdings Corp. (f/k/a Empeiria Acquisition Corp..), a Delaware corporation (the “Company”). Except to the extent supplemented by the information contained in this Amendment No. 2, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 1. should be deleted in its entirety and replaced with the following:

Item 1.

(a)    Name of Issuer:

Integrated Drilling Equipment Holdings Corp.

(b)	Address of Issuer’s Principal Executive Offices:

25311 I-45 North
Woodpark Business Center, Bldg 6
Spring, Texas 77380

Item 4. should be deleted in its entirety and replaced with the following:

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. [Information set forth below is on the basis of 8,685,700 Common Stock issued and outstanding as of November 14, 2013, as reported in the Company’s  Form 10Q filed with the Securities and Exchange Commission on November 14, 2013.

(i) Wexford Catalyst Trading Limited
(a)	Amount beneficially owned: 208,875
(b)	Percent of class: 2.35%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 208,875
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 208,875

(ii) Wexford Spectrum Trading Limited
(a)	Amount beneficially owned: 626,625
(b)	Percent of class: 6.73%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 626,625
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 626,625

(iii) Wexford Capital LP
(a)	Amount beneficially owned: 835,500
(b)	Percent of class: 8.78%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 835,500
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 8.78%

(iv) Wexford GP LLC
(a)	Amount beneficially owned: 835,500
(b)	Percent of class: 8.78%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote:835,500
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 835,500

 (v) Charles E. Davidson
(a)	Amount beneficially owned: 835,500
(b)	Percent of class:8.75%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 835,500
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 835,500

(vi) Joseph M. Jacobs
(a)	Amount beneficially owned: 835,500
(b)	Percent of class: 8.75%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 835,500
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 835,500

The total shares of Common Stock reported as beneficially owned by each of Wexford Capital LP (“Wexford Capital”), Wexford GP LLC (“Wexford GP”), Charles E. Davidson (“Davidson”) and  Joseph M. Jacobs (“Jacobs”) include the shares of Common Stock reported as beneficially owned by Wexford Catalyst Trading Limited and Wexford Spectrum Trading Limited (together, the “Funds”). Wexford Capital may, by reason of its status as investment manager of the Funds, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Wexford GP may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Each of Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the securities beneficially owned by the Funds.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the securities owned by the Funds and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their respective interests in the members of the Funds.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	Company Name

WEXFORD SPECTRUM TRADING LIMITED

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CATALYST TRADING LIMITED

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON